October 26, 2009

Dear ___________:

Both the FMI Small Cap and Large Cap Equity portfolios experienced strong gains in the quarter ended September 30.  Our Small Cap portfolio advanced approximately 20% while Large Cap was up 14.7%.  From a long term perspective, investment results in each of our portfolios is as follows:

Fiduciary Management, Inc. - Small Cap Equity Composite – Gross of Fees (%)	As of September 30, 2009

	Annualized Returns					Cumulative
	1 Year	3 Years	5 Years	10 Years	Since Inception	Since Inception
Fiduciary Small Cap Equity	6.00	4.13	8.67	11.42	14.69	5793.1
Russell 2000 Index	-9.55	-4.57	2.41	4.88	10.31	1754.7

Inception:  1/1/1980

Fiduciary Management, Inc. - Large Cap Equity Composite – Gross of Fees (%)	As of September 30, 2009

	Annualized Returns				Cumulative
	1 Year	3 Years	5 Years	Since Inception	Since Inception
Fiduciary Large Cap Equity	-1.13	-0.60	5.96	8.24	100.0
Standard & Poor’s 500 Index	-6.91	-5.42	1.02	-0.67	-5.7

Inception:  12/31/2000

Those of you who are regular readers of our letters may recall that in our Investment Strategy Outlook  (ISO) for the first quarter of 2009, we were quite optimistic with regard to the prospects for the markets for the next several years, based primarily upon the outstanding valuations we saw in the individual securities at that time.  As detailed in the attached ISO letters for both our Small and Large Cap Equity portfolios, our optimism is somewhat muted today, given the extremely strong performance that both of our portfolios and the market have experienced thus far in 2009.  The “green shoots” that market pundits are seeing today are not nearly as rosy, in our view, as many perceive them to be.  Hence, our current view of the market is less optimistic than most.  We discuss our market views in greater detail in the enclosed letters, as well as reviewing a few companies in each of our portfolios.

We continue to be very pleased with the long term record in both our Small and Large Cap mutual funds.  For the period ending September 30, 2009, the FMI Common Stock Fund, which is reflective of our individually managed Small Cap client portfolios, is ranked in the first percentile over the past five years, and in the third percentile over the past ten years within Morningstar’s Mid Cap Blend category -- and the FMI Large Cap Fund is ranked in the fifth percentile for three years, and the second percentile for five years ended September 30, 2009 within its Large Cap Blend peer group.

We continue to believe we have a strong “all-weather” portfolio in both small and large cap, which will serve us well over the next several years.  As always, we thank you for your continued interest in, and support of Fiduciary Management, Inc.

Sincerely,

Ted D. Kellner, CFA
Chairman and
Chief Executive Officer

/pmh
Enclosures

Morningstar

Morningstar, Inc. is a leading provider of independent investment research in the U.S. and in major international markets.  Morningstar offers an extensive line of Internet, software and print-based products for individual investors, financial advisors, and institutional clients.  The company provides data on more than 126,000 investment offerings, including more than 60,000 mutual funds and similar vehicles.  For more information on Morningstar visit www.morningstar.com or call (312) 384-4000.

100 East Wisconsin Avenue, Suite 2200 Milwaukee,Wisconsin 53202 414-226-4545 www.fiduciarymgt.com

INVESTMENT STRATEGY OUTLOOK - SMALL CAP EQUITY
Quarter Ended September 30, 2009

September 30, 2009

Fiduciary Management, Inc. small cap portfolios gained approximately 20.0% in the quarter compared to 19.3% for the benchmark Russell 2000 Index. Strong absolute returns were driven largely by a rebound in financial stocks and those perceived to be beneficiaries of an expanding economy, including Carlisle, Arrow Electronics and Harte-Hanks. Old Republic International and Protective Life led a very strong absolute and relative showing in the financial sector. Despite this, we remain somewhat wary of financials and continue to be significantly underweight compared to the Russell 2000. Our retail and process industries sectors lagged the benchmark. The portfolio has significantly outpaced the Russell 2000 this year (roughly +32% versus +22.4%), a result that is pleasing given the fact that our  style typically lags strong rallies. The portfolio’s focus on both low valuation and franchises that are perhaps less cyclical than those owned by the typical fund or the benchmark usually provides good protection in difficult markets and recessions, but often trails coming out of tough times, as speculation increases and investors’ attentions move to cyclicals and  so-called “high beta” stocks.

The spectacular rise (over 70%) in the Russell 2000 from early March seems disconnected from the underlying fundamentals, which remain very poor. On the other hand, one could argue that the Russell’s move from 847 in October of 2007 to below 343 in March of this year was an overreaction to the financial crisis and recession. On balance, today’s 605 Russell 2000 price appears to incorporate fairly optimistic expectations of future economic growth. Based on bottom-up estimates for the constituents of the Russell 2000, the price/earnings (P/E) ratio for 2009 and 2010 is 28.1 and 23.8, respectively. The Russell 2000 will need exceptional growth the rest of this year and next, just to reach the earnings embedded in these multiples.

For new investors, the September and March quarterly letters contain an abbreviated general commentary and an outline of a number of portfolio investments. The June and December letters have a lengthier commentary with no individual company discussion. Past letters are available on the Fiduciary Management, Inc. website at www.fiduciarymgt.com/letters.html.

While it is not unusual to have strong earnings growth as the economy emerges from recession, the market seems to have made this outcome a foregone conclusion. We have little doubt that eventually better times will come, but there is currently meager fundamental improvement. Demand remains incredibly weak across a wide spectrum of industries. We are acutely attuned to signs of revenue growth, as this will be the indicator that a bona fide recovery is indeed underway, but so far the evidence is unconvincing. Unemployment continues to rise, with the official rate of 9.7% near the high of the 1982 recession. If “discouraged” workers (unemployed but not actively looking for work over the previous four weeks) and nondiscretionary part-time workers (those who would rather have full-time employment) are added, the figure is 16.8%, a post-depression high. Consumer confidence has bounced off the bottom, but remains over 30% below where it stood a few years ago. Business leaders are still hunkered down as they try to digest the implications of massive government intervention (health care, environment, financial regulation, tariffs, taxes). Many Americans are very concerned about the huge and rapidly increasing budget deficits, and this sentiment appears to be shared by our trading partners as the dollar nears an all time low.

Faith in the system, inflation expectations, interest rates and tax policy all impact business confidence and the direction of the economy. As government debt relative to GDP moves toward World War II levels, there are those that say not to worry; after all, the U.S. managed through that period and went on to a generally prosperous second half of the century. We are struck by the shallowness of this argument. A recent piece from JP Morgan cited Office of Management and Budget (OMB) data that showed, in 1945, nearly 90% of the budget was defense. Only 2% of the budget went to “payments for individuals” which includes social security, Medicare and welfare, among other programs. Based on the OMB’s 2014 projection (today’s pie chart isn’t significantly different), 64% of the budget will go to “payments for individuals.” It was relatively easy to slash defense spending once WWII ended (and we did). The growth in government programs and bureaucracies in recent decades has been nearly impossible to control, much less reduce. Today we are layering on explosive government spending due to financial bailouts and new fiscal programs. Ultimately we may have to deal with inflation, but not today.

Source:  OMB – U.S. Office of Management and Budget

Though the current environment poses very significant challenges to business creation/expansion and employment growth, history shows that negative conditions don’t persist forever. Forces often move in counter directions, checking excesses and setting the stage for better times. When confidence improves, businesses will take advantage of abundant and attractively priced labor, low capital costs and excess capacity. Consumers are saving more and while this depresses near term GDP growth, it sets the stage for more sustainable investment and consumption down the road. Additionally, there are signs of recovery in a few countries in Asia and Europe and that will help stimulate demand in the United States.

As alluded to earlier, stocks that are particularly economically sensitive have had explosive moves off the bottom. Many now seem to reflect a best case scenario. At the same time, a number of companies with steady demand characteristics have underperformed in this market. We have made, and continue to make, some moves to take advantage of this situation, including the sale of ATMI, Watsco and Perot (Dell takeover). We’ve also reduced our exposure to Rockwell, HNI Corp and Group 1 Automotive. On the flip side, we initiated new purchases in Gartner and a regional supermarket chain (purchase not completed yet). We have also added to PetSmart, AJ Gallagher and Sigma Aldrich. The portfolio remains well diversified, but somewhat more defensive than a quarter ago. Below we have highlighted two recent additions.

Gartner, Inc. (NYSE: IT)

Description

Gartner, Inc. provides independent and objective research analysis on information technology (IT), computer hardware, software communications, and related technology industries. The company operates in three segments: Research (61% of sales), Consulting (27%), and Events (12%). The Research segment offers research content and advice for technology professionals and the investment community in the form of reports and briefings, as well as peer networking services and membership programs designed for chief information officers (CIOs) and other senior executives. The Consulting segment consists of core consulting, measurement engagements, and strategic advisory services, which provide assessments of cost, performance, efficiency, and quality focused on the IT industry. The Events segment consists of various symposia, conferences, and exhibitions.

Good Business

●	Gartner’s research services are highly valued by IT professionals and serve a necessary function.
●	With $1.3 billion in sales, Gartner has only penetrated 5-10% of its addressable market.
●	The company’s research products are offered through annual and multi-year subscription agreements, which have 70%+ retention rates. Therefore, greater than 50% of revenues are recurring in nature.
●	The business model is easy to understand.
●	Gartner generates high returns on invested capital (ROIC). The company’s ROIC for the trailing 5-year and 10-year periods is approximately 25%, and comfortably exceeds its cost of capital.
●	The business has limited capital requirements and generates excess free cash flow (FCF). Management has consistently returned FCF to shareholders via share buybacks.
●	The balance sheet is solid with $270 million of net debt. Gartner’s interest coverage ratio is greater than 9.0 and its net leverage ratio is less than 1.4.

Valuation

●	Over the past 12 months, Gartner’s share price has declined nearly 30%. Over the past two years, Gartner’s share price has declined 42% and underperformed the Russell 2000 by roughly 500 basis points.
●
In 2008, Gartner generated diluted earnings per share (EPS) of $1.05 and FCF per share of $1.62. Over the past three years, Gartner’s FCF has averaged $1.09 per share. The company’s common stock trades for 14.7 times this number.

●	On a price-to-cash flow basis, Gartner’s trailing 10-year average is 14.6. This compares to the current multiple of 8.1.
●
Since 2001, Gartner’s shares have traded at average enterprise value/sales (EV/sales) and enterprise value/earnings before interest, taxes depreciation and amortization (EV/EBITDA) multiple of 1.6 and 11.9, respectively. This compares to current multiples of 1.4 and 9.0, respectively.

●	From 2001-2008, Gartner’s operating margin averaged 10.2%. We believe the company has the potential to improve its operating margin to the 13-15% range, which could drive valuation higher.

Management

●
Gene Hall has been Gartner’s CEO since August 2004. Prior to joining the company, Mr. Hall was a senior executive at ADP. Mr. Hall beneficially owns 1.9 million shares or roughly 2.0% of total shares outstanding.

●
Peter Sondergaard has led the Research business since August 2004. Mr. Sondergaard has been employed with Gartner for 18 years. Prior to joining the company, he was Research Director for IDC in Europe.

●
Dale Kutnick has led Gartner’s Executive Programs since February 2007. Prior to joining the company, Mr. Kutnick was the co-founder and Chairman of META Group. He has over 20 years of industry experience.

Investment Thesis

Since becoming CEO in December 2004, Gene Hall has done a commendable job of refocusing Gartner, improving its competitive position, and returning price discipline to the company’s research products. Investor concerns over cuts in IT spending, technology employee layoffs, and falling client retention ratios, have put downward pressure on Gartner’s stock price. We believe these concerns are temporary and provide us with the opportunity to invest in a high quality franchise, generating above average ROIC and excess free cash flow, at an attractive valuation.

Kirby Corporation (NYSE: KEX)

Description

Kirby is the country’s largest transporter of bulk liquid cargoes by tank barge throughout the Mississippi River System and Gulf Intracoastal Waterway. The firm transports petrochemicals (67%), black oil products (18%), refined petroleum products (10%), and agricultural chemicals (5%). The equipment owned or operated by the company consists of 897 active inland tank barges and 232 active inland towboats.

Good Business

●	Kirby is the low cost operator due to economies of scale. The Jones Act shields the company from foreign competition.
●
The inland waterway system plays a vital role in the U.S. economy; there is always a market to move product by barge. About 80% of the company’s marine transportation revenues are derived from term contracts, and time charters account for 55% to 60% of term contracts. Approximately 70% of the petrochemicals business is driven by demand for consumer non-durables.

●	The ROIC was 14.5% in 2008 and averaged roughly 10.5% from peak (2001) to peak (2008). Kirby earns its cost of capital.
●	This is an easy business to understand.
●	Kirby is focused on things that it can control, such as costs, customer relationships, and safety.
●	The long-term debt/cap ratio is 19.7%, the leverage ratio is 0.64, and the interest coverage ratio is 26.4. The company generates a significant amount of cash.

Valuation

●	The stock trades near the low-end of its 10-year average valuation range on a P/E, price/book, price/sales, and price/cash flow basis.
●	There is downside of approximately 30%, based on an analysis of trough EPS and historical price/book multiples.
●
If the company is able to grow its book value/share at a 10% compound annual rate over the next five years, and the stock is accorded its 10-year average price/book multiple of 2.34, Kirby would gain over 75%. Book value/share has increased at a 17.1% and 15.5% annual rate over the last 5- and 10-year periods, respectively.

Management

●	We like the management. This is a conservative senior executive team that has, on average, 25 to 30 years of experience.
●	Compensation is based in part on the achievement of a return on total capital target. Stock ownership guidelines were implemented this year. Insiders own 5% of the shares.
●
Joseph Pyne, 61, has served as President and CEO of Kirby since April 1995. Norman Nolen, 66, has served as CFO and Treasurer of the company since February 1999. Berdon Lawrence, 66, has served as Chairman since October 1999.

Investment Thesis

This is a good business run by a strong management team and whose shares are attractively valued. Kirby’s stock has declined over 40% from its high in May 2008 on concerns of overcapacity and economic weakness. Kirby has the financial wherewithal to ride out a tough economy. Some significant competitors are going to struggle or disappear, creating a more attractive operating environment on the other side.

We appreciate your confidence in Fiduciary Management, Inc.

Fiduciary Management Inc.
Small Cap Equity Composite
12/31/1998-9/30/2009

Year	Total Return Gross of Fees %	Total Return Net of Fees %	*Benchmark Return %	Number of Portfolios	Dispersion %	Total Composite Assets End of Period ($ millions)	Total Firm Assets End of Period ($ millions)	Percentage of Firm Assets %
1999	4.73	3.90	21.26	129	2.80	$ 478.2	$ 943.1	50.71%
2000	15.89	15.04	-3.02	113	2.56	$ 483.7	$ 1,155.9	41.85%
2001	20.42	19.57	2.49	125	1.88	$ 587.2	$ 1,458.2	40.27%
2002	-4.78	-5.46	-20.48	154	1.47	$ 649.7	$ 1,731.0	37.53%
2003	27.18	26.22	47.25	167	1.93	$ 1,206.9	$ 2,927.0	41.23%
2004	20.85	20.28	18.33	181	1.01	$ 1,486.6	$ 3,085.8	48.18%
2005	10.95	10.40	4.55	186	0.78	$ 1,605.8	$ 3,174.4	50.59%
2006	18.36	17.80	18.37	147	0.73	$ 1,606.8	$ 3,589.4	44.77%
2007	-1.07	-1.58	-1.57	161	0.85	$ 1,520.2	$ 3,960.4	38.39%
2008	-21.03	-21.44	-33.79	145	1.16	$ 1,212.4	$ 4,061.5	29.85%
Q1 2009	-9.42	-9.58	-14.95	140	0.43	$ 1,147.5	$ 4,113.4	27.90%
Q2 2009	22.32	22.21	20.67	153	0.45	$ 1,521.6	$ 5,130.1	29.66%
Q3 2009**	20.80	20.69	19.27	162	0.53	$ 2,005.1	$ 6,454.5	31.07%

*Benchmark: Russell 2000 Index®
** Subject to reconciliation and verification.

Returns reflect the reinvestment of dividends and other earnings.

The above table reflects past performance.  Past performance does not guarantee future results.  A client's investment return may be lower or higher than the performance shown above.  Clients may suffer an investment loss.

Fiduciary Management, Incorporated (FMI) has prepared and presented this report in compliance with the Global Investment Performance Standards (GIPS®).

FMI has received a firm-wide GIPS verification for the period 12/31/1993 – 6/30/2009. In addition, the FMI Small Cap Equity Composite has received a performance examination for the same period.

FMI was founded in 1980 and is an independent investment-counseling firm registered with the SEC and the State of Wisconsin. The firm manages over $6.0 billion in assets of pension and profit sharing trusts, mutual funds, Taft-Hartley funds, insurance company portfolios, endowments and personal trusts. The firm includes both institutional and mutual fund business. Although the firm has participated in wrap programs, it is a separate and distinct business, and is excluded from firm-wide assets.

The FMI Small Cap Equity Composite was created in January 1980.  These accounts primarily invest in small to medium capitalization US equities.

The FMI Small Cap Equity Composite reflects time-weighted and asset-weighted returns for all discretionary accounts, with a market value greater than $500,000 as of month end. A small percentage of composite assets (typically ranging from 0-5%) historically has been invested in unmanaged fixed income securities at the direction of account holders.   From December 31, 1993 thru September 30, 2002 all accounts included were managed for at least one quarter, from October 1, 2002 to present all accounts were managed for at least one month. All returns are calculated using United States Dollars and are based on monthly valuations using trade date accounting. All accounts in this composite are fee paying. Gross of fees returns are calculated gross of management fees and custodial fees and net of transaction costs.  Net of fees returns are calculated net of management fees and transaction costs and gross of custodial fees. Dispersion is calculated using the standard deviation of all accounts in the composite for the entire period.

Currently, the advisory fee structure for the FMI Small Cap Equity Composite portfolios is as follows:

Up to $25,000,000	0.90%
$25,000,001-$50,000,000	0.85%
$50,000,001-$100,000,000	0.75%
$100,000,001 and above	0.65%

The firm generally requires a minimum of $3 million in assets to establish a discretionary account. High Net Worth individuals may establish an account with a minimum of $1,000,000, however, the firm reserves the right to charge a minimum dollar fee for High Net Worth individuals depending on the client servicing involved. The minimum account sizes do not apply to new accounts for which there is a corporate, family, or other substantial relationship to existing accounts.  In addition, the firm reserves the right to waive the minimum account size and minimum annual fee under certain circumstances. A complete list and description of all firm composites is available upon request.